

January 25, 2013

Via E-mail
Wayne S. Peterson
Senior Vice President and Chief Financial Officer
ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

> **Re: ALCO Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed April 13, 2012**
> **Form 10-Q for the Quarterly Period Ended October 28, 2012**
> **Filed December 7, 2012**
> **File No. 000-20269**

Dear Mr. Peterson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Fiscal 2012 Compared to Fiscal 2011, page 9

1. We note the increase in same-store sales was partially offset by a decrease in comparable transactions. Please explain to us and revise your disclosure in future filings to clarify what you regard as a comparable transaction. Further, please indicate if the stores experienced reduced or increased customer traffic.

2. Please revise future filings to provide Exhibit 12 showing your computation of the percentage growth in same-store sales and same-store adjusted gross margin dollar change. See Item 601 of Regulation S-K.

3. We see footnote (2) on page 10 explains non same-stores are those which have not reached their fourteenth month of operation. Please tell us how you define same-store sales including how relocated (i.e. a store that is closed and reopened nearby), remodeled and expanded stores are considered and where you have disclosed your definition of same-store sales. Further, please tell us the extent your definition has been modified, if so, in any way for the periods presented.

Reconciliation and Explanation of Non-U.S. GAAP Financial Measures, page 11

4. We note your presentation of Adjusted EBITDA as a non-U.S. GAAP performance measure and the reconciliation to Net earnings (loss) from continuing operations on page 11. We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

5. You state on page 9 that Adjusted EBITDA does not include certain items because they are non-recurring and/or not relevant to analysis of ongoing business operations. In this regard, we note you have included items that occur in most every period presented such as severance and preopening store costs. Please explain how your presentation complies with Item 10(e) of Regulation S-K or show us how your presentation will look revised in future filings. Refer to Question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 18

6. We note your presentation of borrowings under your five-year revolving credit agreement as non-current liabilities. Please explain and disclose the basis for your presentation of net borrowings (paydowns) under the revolving loan credit agreement within the statements of cash flows, and how it complies with ASC 230-10-45-7 through ASC 230-10-45-9. Please also tell us the gross borrowings and repayments associated with this facility during the fiscal years ended January 29, 2012 and January 30, 2011.

Note 2. Inventories, page 22

7. We note your change during the fourth quarter of fiscal 2012 in your method of accounting for inventory from the retail inventory method to the weighted average cost (WAC) method because you believe it provides better matching of revenues and

expenses. We also note your change during the fourth quarter of fiscal 2011 in your method of accounting for inventory from the LIFO retail inventory method (RIM) to the FIFO RIM because you believed it provided better matching of revenues and expenses. In this regard, please explain why you could not determine the impact and retroactively apply your fiscal 2012 change to the WAC method. Please also tell us why the change to WAC resulted in lower cost of sales than would have resulted had you remained on FIFO RIM. In this regard, please specially address the accuracy of your cost compliment calculation as determined in applying the FIFO RIM method. Also tell us the facts and circumstances that caused you to change your inventory method 2 years in a row as opposed to moving from LIFO RIM to the WAC method. Finally, please tell us what consideration was given to including a discussion of your consecutive changes in accounting for inventory within Management's Discussion and Analysis of Financial Condition and Results of Operation noting pre-tax income for both fiscal 2012 and fiscal 2011 would have been lower had you not changed your policy for accounting for inventory.

Form 10-Q for the Quarterly Period Ended October 28, 2012

Item 1. Financial Statements

Note 9. Stock Repurchase, page 9

8. Reference is made to your December 7, 2012 investor call and your disclosure of the stock repurchase on page 9. In this regard, please address the following:

   - Please tell us what consideration was given to disclosing your receipt of a waiver for a fixed charge coverage ratio covenant that you had not yet achieved the required level for to allow for the repurchase of stock.
   - Please tell us what consideration was given to disclosing that the repurchase was funded by borrowings under your revolving loan credit agreement. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.
   - Please tell us and disclose your accounting treatment for the allocation of the amounts paid for treasury shares. See ASC 505-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Wayne S. Peterson
ALCO Stores, Inc.
January 25, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief